                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549




                                   FORM 11-K
                                 ANNUAL REPORT



                           Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934




                     For the Year Ended December 31, 1999




                           THRIFT PLAN FOR EMPLOYEES
                                OF ONEOK, INC.
                               AND SUBSIDIARIES



                                  ONEOK, Inc.
                             100 West Fifth Street
                            Tulsa, Oklahoma  74103

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, Inc. AND SUBSIDIARIES



                               TABLE OF CONTENTS



Independent Auditors' Report                                                   1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31,
 1999 and 1998                                                                 2

Statements of Changes in Net Assets Available for Benefits -
    Years ended December 31, 1999 and 1998                                     3

Notes to Financial Statements                                                4-8

Schedule

1     Schedule of Assets Held for Investment Purposes at End of Year -
      December 31, 1999                                                        9


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                         Independent Auditors' Report



The Administrative Committee
Thrift Plan for Employees of
ONEOK, Inc. and Subsidiaries:


We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tulsa, Oklahoma
June 2, 2000

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                (In thousands)

                                                                               1999             1998
                                                                          ------------     -------------
Investments, at fair value:
  Money market funds                                                      $     19,705            15,111
  Mutual funds                                                                 151,858            59,306
  Guaranteed Investment Contracts                                               19,323               -
  Government securities                                                            561               597
  Common stock of ONEOK, Inc.                                                   87,536           115,743
  Common stock of Western Resources, Inc.                                        4,750               -
  Participant loans                                                             14,524             9,508
                                                                          ------------     -------------
                                                                          $    298,257           200,265
                                                                          ============     =============


See accompanying notes to financial statements.

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

          Statements of Changes in Net Assets Available for Benefits

                    Years Ended December 31, 1999 and 1998

                                (In thousands)

                                                                               1999              1998
                                                                          ------------      ------------
Investment income (loss):
 Net depreciation in fair value of investments                            $    (20,420)           (3,349)
 Dividends                                                                       8,278             4,983
 Interest                                                                        2,640             2,042
                                                                          ------------      ------------
      Net investment income (loss)                                              (9,502)            3,676

Contributions:
 Employee                                                                       12,971             6,377
 Employer                                                                        6,153             3,650
                                                                          ------------      ------------
                                                                                19,124            10,027

Withdrawals by participants                                                    (26,265)          (27,682)
Transfers from KGS Thrift Plan                                                 114,635               -
                                                                          ------------      ------------

Net increase (decrease) in net assets available                                 97,992           (13,979)

Net assets available for benefits, beginning of year                           200,265           214,244
                                                                          ------------      ------------
Net assets available for benefits, end of year                            $    298,257           200,265
                                                                          ============      ============


See accompanying notes to financial statements.

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1)  Description of Plan

     A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan for more complete information. Also see Note 5 regarding the Plan merger at January 1, 1999. Following is a list of employers eligible to participate in the Plan (collectively referred to herein as the Company).

        ONEOK, Inc.                                          ONEOK Power Marketing Company
        Oklahoma Natural Gas Company                         ONEOK Energy Marketing and Trading Company, II
        Kansas Gas Service Company                           Kansas Gas Marketing Company
        OkTex Pipeline Company                               ONEOK Energy Marketing Company
        ONEOK Caprock Pipeline Company                       Oklahoma Natural Energy Services Company
        ONEOK Midstream Pipeline, Inc.                       ONEOK Field Services Company
        ONEOK Gas Transportation Company                     ONEOK Gas Processing, L.L.C.
        ONEOK Gas Transportation, L.L.C.                     ONEOK Bushton Processing, Inc.
        Mid Continent Market Center, Inc.                    ONEOK Field Services Transmission L.L.C.
        Market Center Gathering, Inc.                        ONEOK Resources Company
        Mid Continent Transportation, Inc.                   ONEOK Financing Company
        ONEOK Sayre Storage Company                          ONEOK Services Company
        ONEOK Gas Storage, L.L.C.                            ONEOK International, Inc.
        ONEOK WesTex Transmission, Inc.                      ONEOK Leasing Company
        ONEOK Palo Duro Pipeline Company, Inc.               ONEOK Parking Company
        ONEOK Gas Storage Holdings, Inc.                     ONEOK Technology Company
        ONEOK Producer Services, L.L.C.

     (a)  General

          The Plan is a defined contribution plan which covers all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Participation and Contributions

          An employee may begin participation on the first day of the month following employment. Participants may make pre-tax deferrals of up to a maximum of 14% of their basic compensation if certain deferral limitations are not exceeded. Participants may make after-tax deposits of any whole percentage of their basic compensation up to a maximum of 6% as long as the total of pre-tax deferrals and after-tax deposits does not exceed 18%.

          After one year of service, the Company will match 100% of pre-tax deferrals and after-tax deposits, up to a maximum of 6% for participants not covered by a collective bargaining agreement. For employees covered by a collective bargaining agreement, the Company will match 50% of pre-tax deferrals and after-tax deposits up to a maximum of 6%. The combined total of pre-tax deferrals, after-tax deposits, and Company matching contributions cannot exceed the lesser of $30,000 or 25% of the participant's annual compensation.

                                                                     (Continued)

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 1999 and 1998


          The Plan contains a Dividend Switchback Option, which allows participants holding ONEOK, Inc. stock in their Plan account to defer 100%, 50%, or 0% of the ONEOK, Inc. dividends received into their Plan account on a pre-tax basis and receive the remaining portion of dividends in cash. Contributions into participants' accounts resulting from these dividends are not included within the Plan's calculation of maximum pre-tax and after-tax deposits.

(2)  Summary of Significant Accounting Policies

     (a)  Investments

          Investments in the ONEOK, Inc. Investment Contract Fund are stated at cost, which approximates market value. All other investments are stated at fair value based on the estimated current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

     (b)  Gains and Losses from Sale of Investments

          Gains and losses resulting from the sale of investments are differences between the average cost of specific investments sold and proceeds received. Transactions are recorded on a trade date basis.

     (c)  Administrative Costs

          The Company pays all costs and expenses for administering the Plan, including expenses of the Committee and fees and expenses of the Trustee, except for brokerages, commissions, investment management fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account, and loan origination fees.

     (d)  Income Taxes

          The Plan is a qualified trust under Section 401(a) and qualifies under the provision of Section 501(a) of the Internal Revenue Code ("IRC"), and is exempt from federal income taxes. The Plan has received a favorable determination letter dated June 19, 1998 stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. The Company believes that the Plan is currently designed and being operated within the applicable requirements of the IRC.

     (e)  Cash and Cash Equivalents

          The Plan maintains a reserve of cash or cash equivalents for the purpose of expediting participant withdrawals from the various funds. Cash equivalents are invested in shares of the American Performance U.S. Treasury Fund.

                                                                     (Continued)

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     (f)  Use of Estimates

          The preparation of these financial statements in conformity with generally accepted accounting principles requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (g)  Newly Issued Accounting Pronouncements

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

(3)  Investment of Funds

     The participants have the right to designate investment of their account balances, including their contributions and deferrals and the Company's matching contributions. Investment options are changed from time to time by the administrative committee of the Plan. Currently, funds may be designated among the following investment options:

          American Performance U.S. Treasury Fund - Invests primarily in U. S. Treasury bills, notes, and other obligations backed by the full faith and credit of the U.S. Government.

          American Performance Bond Fund - Invests primarily in actively managed portfolio of short, intermediate, and long-term bonds and other fixed income securities.

          Ariel Growth Fund - Invests primarily in common stocks of undervalued companies, with an emphasis on small-cap stocks.

          Vanguard International Growth Portfolio - Invests primarily in stock of high-quality, seasoned companies based outside the United States.

          Vanguard PRIMECAP Fund - Invests primarily in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

          Vanguard Windsor Fund - Invests primarily in common stocks of undervalued companies.

          Vanguard Asset Allocation Fund - Invests primarily in common stocks, long-term U.S. Treasury bonds, and money market instruments.

                                                                     (Continued)

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 1999 and 1998


          SEI Standard and Poor's 500 Index Fund - Invests in the 500 securities included in the Standard & Poor's 500 Index attempting to match the performance of the widely followed Index.

          SEI Stable Asset Fund - Invests primarily in highly rated Guaranteed Investment Contracts purchased from insurance companies, other financial institutions, or that are guaranteed by the U.S. Government or its agencies. This fund is frozen and no new monies may be added.

          ONEOK, Inc. Investment Contract Fund - Seeks to provide a high level of income and a stable unit value of $1 by investing in investment contracts issued by life insurance companies and commercial banks, as well as other similar types of fixed principal investments. The fund is frozen and no new monies may be added.

          ONEOK, Inc. Common Stock Fund - Seeks to provide the potential for long-term growth by investing in the common stock of ONEOK, Inc.

          Western Resources, Inc. Common Stock Fund - Seeks to provide the potential for long-term growth by investing in the common stock of Western Resources, Inc. The fund is frozen and no new monies may be added. All dividends from this fund are invested in the American Performance U. S. Treasury Fund.

     Investments in the ONEOK, Inc. Investment Contract are stated at cost which approximates market value. Investments in the loan fund are stated at face value. All other investments are stated at quoted market price.

     If no investment option is elected by the participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%.

     The participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee on a daily basis. Neither the Company nor the Trustee guarantees the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

     All interest, dividends, and other income received by the Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account. The cost charged to a participant's account for securities purchased is the average cost for all such securities purchased during the month. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are added to the cost of the securities purchased or deducted from the proceeds of the sale.

     Company contributions to the account of a participant and any income and earnings are immediately vested upon receipt by the Trustee (subject to subsequent loss through decline in value of investments). Upon termination of the Plan, each of the participants will receive distribution of the entire balance of their account.

                                                                     (Continued)

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     Participants may borrow from the Plan pursuant to Section 408(b)(1) of the ERISA, as amended. Loans may not exceed 50% of the nonforfeitable accrued benefit of the participant. Participant loans are stated at cost which represents estimated market value.

(4)  Investments

     The following table presents the fair values of individual investments at December 31, 1999 and 1998 (in thousands):

                                                                                    1999          1998
                                                                               -------------  ------------
        American Performance U. S. Treasury Fund                               $      19,705        15,111
        American Performance Bond Fund                                                 3,160         2,371
        Ariel Growth Fund                                                              6,068           -
        Vanguard International Growth Portfolio                                        1,874           -
        Vanguard Primecap Fund                                                        37,306           -
        Vanguard Windsor Fund                                                         33,565           -
        Vanguard Asset Allocation Fund                                                13,434           -
        SEI Standard & Poor's 500 Index Fund                                          49,564        31,181
        SEI Stable Asset Fund                                                          6,887        12,011
        ONEOK, Inc. Investment Contract Fund                                          19,323           -
        John Hancock Emerging Growth Fund                                                -           8,313
        NWQ Balanced Portfolio                                                           -           5,430
        United States Government Series "E" and "EE" Bonds                               561           597
        ONEOK, Inc. Common Stock                                                      87,536       115,743
        Western Resources, Inc. Common Stock                                           4,750           -
        Participant loans                                                             14,524         9,508
                                                                                    --------       -------
                                                                                    $298,257       200,265
                                                                                    ========       =======

     The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the year ended
     December 31, 1999 and 1998, in thousands.

                                                                                1999              1998
                                                                             ----------        ----------
                Common stock                                                 $  (41,283)          (10,925)
                Mutual Funds                                                     20,863             7,576
                                                                             ----------        ----------
                                                                             $  (20,420)           (3,349)
                                                                             ==========        ==========

(5)  Plan Merger

     Effective January 1, 1999, the Plan was amended to merge with the ONEOK, Inc. KGS 401(k) Thrift Plan (the KGS Plan) with the Plan as the survivor. The assets of the KGS Plan were subsequently transferred into the Plan. At December 31, 1998, the fair market value of the assets transferred into the Plan was $114,634,599.

                                                                     (Continued)

                                                                      Schedule 1

                         THRIFT PLAN FOR EMPLOYEES OF
                         ONEOK, INC. AND SUBSIDIARIES

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999
                                (In thousands)


   Column (a)                     Column (b)                               Column (c)                 Column (d)          Column (e)

   Party-in-                  Identity of Issue,                   Description of Investment
    Interest                  Borrower, Lessor,                 Including Maturity Date, Rate of                          Current
 Identification                or Similar Party                 Interest, Par or Maturity Value          Cost              Value
----------------     ---------------------------------      --------------------------------------     ---------         ---------
       *               American Performance U.S.              Money Market Fund                        $  19,624            19,705
                         Treasury Fund

       *               American Performance                   Mutual Fund                                  3,270             3,160
                         Bond Fund

                       Ariel Growth Fund                      Mutual Fund                                  7,247             6,068

                       Vanguard International                 Mutual Fund                                  1,651             1,874
                         Growth Portfolio

                       Vanguard PRIMECAP Fund                 Mutual Fund                                 31,832            37,306

                       Vanguard Windsor Fund                  Mutual Fund                                 36,300            33,565

                       Vanguard Asset Allocation              Mutual Fund                                 13,892            13,434
                         Fund

                       SEI Standard & Poor's 500              Mutual Fund                                 36,261            49,564
                         Index Fund

                       SEI Stable Asset Fund                  Mutual Fund                                  6,852             6,887

       *               ONEOK, Inc. Investment                 Guaranteed Investment
                         Contract Fund                          Contracts                                 19,323            19,323

                       Series "E" Bonds                       U.S. Government securities                      41               204

                       Series "EE" Bonds                      U.S. Government securities                     131               357

       *               ONEOK, Inc.                            Common stock without par value              93,752            87,536

       *               Western Resources, Inc.                Common stock without par value               9,374             4,750

       *               Participant loans                      Participant loans at varying interest
                                                                rates and maturity dates                  14,524            14,524
                                                                                                       ---------         ---------
                                                                                                       $ 294,074           298,257
                                                                                                       =========         =========

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Thrift Plan for Employees
                                   of ONEOK, Inc. and Subsidiaries



                                   ONEOK, Inc.


Date: June 28, 2000                By:   /s/ Jim Kneale
                                        ----------------------------------------
                                        Jim Kneale
                                        Vice President, Chief Financial Officer,
                                        and  Treasurer (Principal Financial
                                        Officer)

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT
NUMBER                    EXHIBIT
------         ----------------------------------------------------

  23           Independent Auditors' Consent